                                                 FILED BY COR THERAPEUTICS, INC.
                                                      PURSUANT TO RULE 425 UNDER
                                           THE SECURITIES ACT OF 1933 AND DEEMED

                                                   FILED PURSUANT TO RULE 14a-12
                                         OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        SUBJECT COMPANY:  COR Therapeutics, Inc.

                                                  COMMISSION FILE NO.  000-19290

The merger agreement for Millennium Pharmaceuticals, Inc.'s acquisition of COR Therapeutics, Inc. was filed by COR Therapeutics, Inc. under cover of Form 8-K today and is incorporated by reference into this filing.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Millennium plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Millennium and COR plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Millennium, COR, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Millennium and COR through the web site maintained by SEC at www.sec.gov.
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In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Millennium by contacting Gina Brazier or from COR by contracting Shari Annes.

Millennium and COR, and their respective directors and executive officers, may be soliciting proxies from Millennium's or COR's stockholders in connection with the transaction. A list of the names of Millennium's directors and executive officers and description of their interests in Millennium is contained in Millennium's proxy statement dated March 26, 2001, its Annual Report on Form 10-K for the year ended December 31, 2000, and its Current Report on Form 8-K dated December 6, 2001, which documents are filed with the SEC. A list of the names of COR's directors and executive officers and descriptions of their interests in COR is contained in COR's proxy statement dated April 26, 2001, its Annual Report on Form 10-K for the year ended December 31, 2000, and its Current Report on Form 8-K dated December 6, 2001, which documents are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Statement/Prospectus.

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